FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the period end March 31, 2002

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: May 21, 2002	(Registrant)

By: /s/ Cheryl S. Maher

Cheryl S. Maher Chief Financial Officer

GLAMIS GOLD LTD.

FIRST QUARTER 2002 REPORT
For the three months ended March 31, 2002

MESSAGE TO SHAREHOLDERS

We are pleased to report that Glamis is off to another excellent year. In 2001, we completed the Company’s turnaround and 2002 will be the year in which we continue to build on that success. Gold production during the first quarter was slightly above plan and total cash costs were well below. The mines produced 61,726 ounces of gold at a total cash cost of $150 per ounce, compared to $174 per ounce in the first quarter last year. Our stock price continues to benefit both from the Company’s strong performance and from increasing market sentiment regarding higher gold prices.

San Martin Mine set a record low total cash cost of $86 per ounce of gold during the quarter, much lower than the startup quarter a year ago of $122 per ounce. Gold production for the quarter amounted to 31,361 ounces. Construction on the next phase of leach pad commenced during the quarter.

Marigold Mine also saw improvement with total cash cost dropping from $208 per ounce of gold a year ago to $190 per ounce in the first quarter of 2002, on production of 11,615 ounces to the Company’s account. The new mining fleet for the Marigold expansion has arrived on site and will begin operating during the second quarter.

Rand Mine production increased from 13,901 ounces of gold a year ago to 18,750 ounces this quarter, while the total cash cost per ounce increased slightly, from $228 to $233 per ounce.

Spot gold prices increased to an average $291 per ounce for the first quarter of 2002, a vast improvement over the $263 average price in the first quarter of 2001. This price improvement equates to a nearly $2.0 million increase in revenue for the Company.

On March 6, we announced a Plan of Arrangement between Glamis and Francisco Gold Corp. that will join Glamis’ operational and financial strength with Francisco’s pipeline of high quality development and exploration projects to create a premier intermediate gold company with the greatest number of proven & probable reserves. Francisco’s principal assets are the El Sauzal gold development project in Chihuahua, Mexico and the Marlin gold exploration project in Guatemala. These new assets, when combined with our own excellent projects, will provide the resource base to grow our production to the 500,000 ounce per year rate over the next several years. The Company’s average total cash costs are expected to drop below $150 per ounce over that time period.

Exploration spending was budgeted at $3.0 million for 2002. However, with the acquisition of the Marlin Project in Guatemala and our own targets at Cerro Blanco Project, San Martin Mine and Marigold Mine, we expect to increase the level of exploration to approximately $5.0 million for the year. This expenditure, in conjunction with our mine development program, will enhance our strategy of growth to the 1/2 million annual ounce level from the three business units in the U.S., Mexico and Central America.

Glamis has indeed turned the corner, and the best measure of our success is share price, up by over 300% since January 2001. As gold markets continue to improve, the street is now recognizing our hard work and preparation over the last several years. Our momentum continues, as we move to close the Francisco transaction and build the premier intermediate gold company.

Sincerely,

C. Kevin McArthur, President & CEO

FIRST QUARTER REPORT
Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except per share amounts)

	March 31,	December 31,
	2002	2001

Assets
Current assets:
Cash and equivalents	$45,722	$45,852
Accounts and interest receivable	1,427	1,096
Taxes recoverable	1,047	615
Inventories	14,068	12,725
Prepaid expenses and other	1,366	631

	63,630	60,919
Plant and equipment and mine development costs, net	85,273	80,970
Other assets	6,891	6,849

	$155,794	$148,738

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$6,075	$5,529
Reserve for site closure and reclamation costs	10,223	10,427
Future income taxes	10,020	9,416

	26,318	25,372
Shareholders’ equity
Share capital :
Authorized:
200,000,000 common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, Issuable in series
Issued and fully paid: 84,214,537 (2001-83,283,462) common shares	197,737	194,793
Contributed surplus	63	63
Deficit	(68,324)	(71,490)

	129,476	123,366

	$155,794	$148,738

See accompanying notes to consolidated financial statements

Prepared by management without audit

Approved by the Directors:

“signed”	“signed”

C. Kevin McArthur Director	A. Dan Rovig Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended Mar. 31
	2002	2001

Revenue	$18,192	$14,427
Cost of goods sold	9,476	9,146

	8,716	5,281

Expenses
Depreciation and depletion	3,601	3,417
Reclamation	368	247
Exploration	298	285
General and administrative	1,063	1,143

	5,330	5,092

Earnings from operations	3,386	189
Interest expense	—	2
Other income	423	229

Earnings before income taxes	3,809	416
Provision for income taxes
Current	39	29
Future	604	—

Net earnings	$3,166	$387

Basic earnings per share	$0.04	$0.01

Diluted earnings per share	$0.04	$0.01

Consolidated Statements of Deficit
(Expressed in thousands of U.S. dollars)

	Three months ended Mar. 31
	2002	2001

Deficit, beginning of period	$(71,490)	$(76,338)
Net earnings	3,166	387
Dividends	—	—

Deficit, end of period	$(68,324)	$(75,951)

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended Mar. 31
	2002	2001

Cash flows from operating activities
Net income (loss)	$3,166	$387
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and depletion	3,601	3,417
Reserve for site closure and reclamation costs	368	247
Gain on sale of investments	(24)	—
Future income taxes	604	(180)
Other	(1)	(23)

Cash flow from operations	7,714	3,848
Changes in accounts receivable	(331)	(226)
Changes in taxes recoverable	(432)	356
Changes in inventories	(1,204)	1,212
Changes in prepaid expenses	(735)	(815)
Changes in accounts payable and accrued liabilities	546	(2,573)
Reclamation liability expenditures	(571)	(598)

Net cash from operating activities	$4,987	$1,204

Cash flows from (used in) investing activities
Purchase of plant and equipment, net of disposals	(6,264)	(3,090)
Mineral property acquisition and ine development costs	(1,755)	(2,123)
Purchase/release of environmental bonds	23	(286)
Other assets	(65)	—
Proceeds from sale of investments	—	—

Net cash flows used in investing activities	(8,061)	(5,499)

Cash flows from financing activities
Issuance of share capital	2,944	765

Net cash flows from financing activities	2,944	765

Increase (decrease) in cash and equivalents	(130)	(3,530)
Cash and equivalents, beginning of period	45,852	13,278

Cash and equivalents, end of period	$45,722	$9,748

See accompanying notes to consolidated financial statements

Prepared by management without audit

Production/Revenue Data

	Three Months Ended Mar. 31
	2002	2001

Gold ounces produced	61,726	49,089
Gold ounces sold	62,034	54,983
Average revenue per ounce	$292	$262
Average market price per ounce	$291	$263
Total cash cost per ounce	$150	$174
Total production cost per ounce	$219	$217

Gold production — ounces
Rand Mine	18,750	13,901
San Martin Mine	31,361	22,391
Marigold Mine	11,615	12,797

Total	61,726	49,089

Total cash cost per ounce of production
Rand Mine	$233	$228
San Martin Mine	$86	$122
Marigold Mine	$190	$208

Company Average	$150	$174

Total cost per ounce of production
Rand Mine	$270	259
San Martin Mine	$171	177
Marigold Mine	$266	243

Company Average	$219	$217

Working capital (thousands)	$57,555	$19,477

Cash flow from operations (thousands)	$7,714	$3,848

Net earnings for the period (thousands)	$3,166	$387

Net cash provided by operations per share	$0.09	$0.05

Earnings per share	$0.04	$0.01

Average shares outstanding	83,822,563	70,303,115

Glamis Gold Ltd.

Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in thousands of United States dollars)
Three months ended March 31, 2002

1.     General

In the opinion of management, the accompanying unaudited consolidated balance sheet and consolidated statements of operations, deficit and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of March 31, 2002 and December 31, 2001 and the results of its operations and its cash flows for the three month period ended March 31, 2002 and 2001.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the

Company’s annual report to shareholders for the year ended December 31, 2001. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2001. They have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 6 hereof. All amounts are stated in U.S. dollars unless otherwise specified.

2.     Inventories

	(in thousands of dollars)
	March 31, 2002	December 31, 2001

Finished goods	$1,672	$1,626
Work-in-progress	9,944	9,193
Supplies and spare parts	2,452	1,906

	$14,068	$12,725

3.     Share Capital
        a.     Issued

	Three months ended
	March 31, 2002		March 31, 2001

	# of Shares	Amount	# of Shares	Amount
		(in 000's)		(in 000's)

Issued and fully paid:
Balance at beginning of period	83,283,462	$194,793	70,097,382	$159,045
Issued during the period:
For cash consideration under the terms of Directors’ and Employees’ stock option plan (including former employees and directors of Rayrock Resources Inc.)	985,325	2,944	549,680	765
Shares cancelled due to previous reorganization	(54,250)	-0-	—	—

Balance at end of period	84,214,537	$197,737	70,647,062	$159,810

        b.     Stock-Based Compensation

Effective January 1, 2002, the Company adopted the CICA’s new handbook section 3870, Stock-Based Compensation and Other Stock-based Payments. Under the new standard, stock based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

The Company uses the intrinsic value method of accounting for share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Company’s net earnings and earnings per share would have been as follows:

		Fair value of
	As Reported	options granted	Pro forma

Net earnings	$3,166	$630	$2,536
Basic earnings per common share	0.04		0.03
Diluted earnings per common share	0.04		0.03

     The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

Three months ended
March 31, 2002

Risk-free interest rate	4.5%
Annual dividends per share	—
Expected stock price volatility	50%

The expected lives of the options used in the option pricing model were determined as 1/2 of the option terms.

4.     Segment Reporting

As at March 31, 2002 and 2001 and for the three months ended March 31, 2002 and 2001.
(in thousands of dollars)

(a)   Operating segments

	Exploration and
	Producing	Development
	Mines	Properties	Corporate	Total

2002
Revenue	$18,192	$—	$—	$18,192
Earnings (loss) from operations	4,698	(249)	(1,063)	3,386
Net earnings (loss)	3,858	(201)	(491)	3,166
Identifiable assets	94,322	12,872	48,600	155,794

2001 (restated)
Revenue	$14,124	$—	$303	$14,427
Earnings (loss) from operations	2,003	—	(1,814)	189
Net earnings (loss)	1,979	—	(1,592)	387
Identifiable assets	75,170	11,542	23,884	110,596

(b)   Geographic information:

As at March 31, 2002 and 2001 and for the quarters ended March 31, 2002 and 2001
(in thousands of dollars)

	U.S. & Canada	Latin America	Total
		& Other

2002
Revenue	$8,756	$9,436	$18,192
Earnings (loss) from operations	(496)	3,882	3,386
Net earnings (loss)	56	3,110	3,166
Identifiable assets	60,270	95,524	155,794

2001
Revenue	$9,592	$4,835	$14,427
Earnings (loss) from operations	(1,762)	1,951	189
Net earnings (loss)	(1,532)	1,919	387
Identifiable assets	48,991	61,605	110,596

5.     Agreement with Francisco Gold Corp.

On March 5, 2002 the Company and Francisco Gold Corp., a Canadian public company, entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Francisco pursuant to a plan of arrangement. Francisco’s principal assets are the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala.

Under the agreement, the Company is offering to exchange 1.55 common shares of the Company and 1 share in a new exploration company (“ExploreCo”) to be formed by Francisco for each issued Francisco share. Francisco will transfer to ExploreCo Cdn.$1.50 per share in cash for each issued share of Francisco (approximately Cdn. $25 million), certain early stage Nicaraguan exploration assets and a two percent net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company will retain a right to acquire a 5% stake in ExploreCo. through a three year purchase warrant.

Based on the 20-day weighted average trading price for the Company’s common shares on the Toronto Stock Exchange immediately prior to the agreement of Cdn.$7.63, the transaction valued each Francisco share at Cdn.$13.33. The Company will issue approximately 25.7 million common shares under the transaction such that at closing it will have approximately 109.3 million common shares outstanding. Completion of the transaction is subject to approval by Francisco shareholders and regulatory authorities.

The Board of Directors of each company has unanimously approved the transaction. Certain shareholders, officers and directors of Francisco, holding approximately 14% of the outstanding shares of Francisco, have agreed to enter into lock-up and support arrangements with the Company under which they will vote in favor of the transaction. If Francisco terminates the transaction as a result of a superior offer, the Company will receive a break fee of Cdn.$8.6 million.

6.     Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting in these unaudited interim consolidated financial statements under Canadian and U. S. generally accepted accounting principles is substantially the same except as noted below.

In accounting for income taxes, the future income tax provision provided in connection with the excess purchase price attributable to the San Martin property on the change of accounting policy for income taxes adopted January 1, 2000, was recorded as an adjustment to deficit under Canadian generally accepted accounting principles. Under U.S. rules, this provision would have increased the value attributed to the San Martin property by $4.5 million at January 1, 2000, which would have increased the depreciation and depletion charges by $0.2 million for the three months ended March 31, 2002 ($0.1 million for the three months ended March 31, 2001).

In accounting for long-lived assets, U.S. generally accepted accounting principles require that the crusher system held for resale be reclassified from property, plant and equipment into assets held for resale.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL REVIEW

The Company reported earnings for the three months ended March 31, 2002 of $3.2 million, or $0.04 per share, compared to earnings of $0.4 million, or $0.01 per share, for the same period of 2001. Continued strong performance from the San Martin Mine coupled with a significant increase in the price of gold drove the earnings improvement.

The Company continued to perform steadily during the first quarter of 2002. Total cash costs of production of $150 per ounce of gold in the 2002 period compared favorably to $174 per ounce in the same period of 2001. The Company produced 61,726 ounces of gold in the first quarter of 2002, compared to 49,089 ounces in the first quarter of 2001.

The production from the San Martin Mine was 31,361 ounces of gold at a total cash cost of production of $86 per ounce during the three months ending March 31, 2002, compared to 22,391 ounces of gold at a total cash cost of production per ounce of $122 for the comparable period in 2001. Both the Margiold Mine and Rand Mine had solid quarters with improved cash costs of production at Marigold ($190 per ounce of gold in the first quarter of 2002 compared to $208 in the first quarter of 2001) and a 30% improvement in gold production at Rand over the first quarter 2001 (18,750 ounces of gold in 2002 compared to 13,901 ounces of gold in 2001).

The Company’s improved earnings were also due to improved prices in the world gold markets where gold prices averaged $291 per ounce of gold during the three months ending March 31, 2002 compared to $263 during the same period in 2001. Revenue per ounce of gold increased to $292 during the three months ending March 31, 2002 from $262 during the same period of 2001.

General and administrative expense at $1.1 million for the three months ending March 31, 2002 was comparable to the same period in 2001. Interest and other income and expense increased slightly with the addition of certain miscellaneous asset sales of $0.2 million in the three months ended March 31, 2002.

On March 5, 2002 the Company and Francisco Gold Corp., a Canadian public company, entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Francisco pursuant to a plan of arrangement. Francisco’s principal assets are the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala. See note 5 to the consolidated financial statements.

Liquidity and Capital Resources

The Company had working capital of $57.6 million at March 31, 2002, a slight increase over the $55.4 million from December 31, 2001. Long-term liabilities were $20.2 million at March 31, 2002, slightly increased from the $19.8 million at December 31, 2001. The long-term liabilities amount consists of reserves for future reclamation costs of $10.2 million ($10.4 million at December 31, 2001) and future income taxes of $10.0 million ($9.4 million at December 31, 2001). The reduction in the reclamation liability account reflects the work being done at the Picacho, Dee and Daisy Mines. Future income tax increases are entirely due to the profitable production at the San Martin Mine. The Company continues to have no long-term debt.

The Company invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, any impact of an interest rate change would not be material. Capital expenditures totaled $8.0 million for the first quarter of 2002. This compares to $5.5 million in the first quarter of 2001. Capital expenditures this quarter included $6.5 million in expenditures at the Marigold Mine (primarily $4.8 million for new haul trucks, and $1.6 million in deferred stripping) and $1.5 million at the San Martin Mine, where new leach pad construction was underway. All capital expenditures to date in 2002 were financed from the Company’s working capital.

The Company had positive cash flow from operations before working capital adjustments of $7.7 million during the first quarter of 2002, comparing favorably with $3.8 million generated in the first quarter of 2001. The Company’s mines provided $8.7 million in cash during the first quarter of 2002 compared to $5.3 million during the first quarter of 2001. Significantly increased production from the San Martin Mine and the improved gold price were primarily responsible for the increases. The Company also realized $2.9 million from the exercise of stock options, primarily from former officers and employees of Rayrock Resources Inc. (acquired by the Company in March 1999).

On March 5, 2002 the Company and Francisco Gold Corp., a Canadian public company, entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Francisco pursuant to a plan of arrangement. Francisco’s principal assets are the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala.

Under the agreement, the Company is offering to exchange 1.55 common shares of the Company and 1 share in a new exploration company (“ExploreCo”) to be formed by Francisco for each issued Francisco share. Francisco will transfer to ExploreCo Cdn.$1.50 per share in cash for each issued share of Francisco (approximately Cdn. $25 million), certain early stage Nicaraguan exploration assets and a two percent net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company will retain a right to acquire a 5% stake in ExploreCo. through a three year purchase warrant.

Based on the 20-day weighted average trading price for the Company’s common shares on the Toronto Stock Exchange immediately prior to the agreement of Cdn.$7.63, the transaction valued each Francisco share at Cdn.$13.33. The Company will issue approximately 25.7 million common shares under the transaction such that at closing it will have approximately 109.3 million common shares outstanding. Completion of the transaction is subject to approval by Francisco shareholders and regulatory authorities.

The Board of Directors of each company has unanimously approved the transaction. Certain shareholders, officers and directors of Francisco, holding approximately 14% of the outstanding shares of Francisco, have agreed to enter into lock-up and support arrangements with the Company under which they will vote in favor of the transaction. If Francisco terminates the transaction as a result of a superior offer, the Company will receive a break fee of Cdn.$8.6 million.

OPERATIONS REVIEW

Rand Mine, California

The mine produced 18,750 ounces of gold during the first quarter 2002 compared to 13,901 during the first quarter of 2001. Total cash costs of production this quarter were $233 per ounce of gold. Mine performance was significantly improved over the last several months but still fell short of plan in both ore and waste categories. Ore grade, however, was higher than anticipated and ounces stacked on the heap were more than plan. Production of 75,000 ounces of gold is planned for the year ending December 31, 2002, as Rand enters its final year of mining.

San Martin Mine, Honduras

The San Martin Mine produced 31,361 ounces of gold at a total cash cost of production for the three months ending March 31, 2002 of $86 per ounce of gold. Total tons mined and recoverable ounces stacked on the heap were both above plan. The mine has continued to produce on plan despite the drought conditions that continue in Honduras. The mine received only 24% of normal rainfall in March, and only 77% normal rainfall year-to-date.

Marigold Mine, Nevada

The 66.7%-owned Marigold Mine produced 11,615 ounces of gold for the Company’s account during the first quarter of 2002 at a total cash cost of $190 per ounce of gold. This compares to

12,797 ounces of gold during the same period in 2001 when the total cash cost of production was $208 per ounce.

In September 2001, the Bureau of Land Management (“BLM”) issued the Record of Decision for the Marigold Mine expansion. In March, 2002, the Company received the Decision of NEPA Adequacy (DNA), an internal BLM decision to allow the Company to operate under a revised Plan of Operations. This allows for construction of a new leach pad and access to deeper ore zones in the current mining area.

PROJECTS

Cerro San Pedro Project, San Luis Potosi, Mexico

Limited work was performed on the Cerro San Pedro Project during the quarter. Permits for fencing and an authorization to expand the width of the haul road were received.

Imperial Project, California

The BLM’s claim validity examination was completed by a mineral examiner employed by the BLM. His work has been submitted to the BLM Certification Panel for review and claim validity determination. The Company currently expects the BLM to release a decision by the end of the second quarter 2002.

EXPLORATION

The Company incurred $0.3 million in exploration expenses during the first quarter of 2002.

Drilling is continuing on the West Palo Alto zone on the San Martin property. The mineralization is still open to the south and northeast. Drilling will continue in this area until mineralization is closed off on all sides.

In Guatemala, preparation for drilling at Cerro Blanco has started. A 5,000 meter reverse circulation and core drill program is planned.

RECLAMATION ACTIVITIES

Dee Mine, Nevada

Dee Mine personnel began the demolition of equipment in the grinding circuit end of the plant, leaving the mills in place. Available pit equipment concentrated on reclamation and closure activities. Construction of the cap on the central area at Tailings Dam #1 continued. Bulldozer re-contouring of the main South waste dump continued. Major earthwork is expected to be completed in 2003.

Daisy Mine, Nevada

Earthwork around the Daisy property during the period has reduced the remaining acreage to be reclaimed to less than 20 acres. Closure reports for the Mother Lode site and for the closure of the hydrocarbon retention basins beneath the fuel tanks and generator sets were prepared and sent to the appropriate regulatory agencies for comments.

Picacho Mine, California

All processed ore heaps have been rinsed to California State requirements, final reclamation has been completed, and the reclamation bond released. All activities were completed during the first quarter of 2002, the lease was terminated and the property was returned to the owner on March 28, 2002.

HEDGING

     As at March 31, 2002 the Company had no ounces hedged, and currently has no plans to hedge. The Company is subject to changes in metals prices that directly impact its profitability and cash flows. Because the markets in which the Company sells its products set prices outside of the Company’s control, in appropriate circumstances, it is possible to reduce the impact of negative price movements through hedging transactions. These hedging transactions utilize so-called “derivatives,” the value of which is “derived” from movements in the prices or rates associated with the underlying product.

     The Company’s hedging policies give management discretion to protect its future cash flows by the use of forward contracts, spot deferred contracts, and options, in any combination. The Company continuously monitors any open positions with respect to the unrealized gains and losses.

GLAMIS GOLD LTD.
 CORPORATE OFFICE
5190 Neil Road, Suite 310
Reno, Nevada 89502
Tel: (775) 8274600   Fax: (775) 8275044
www.glamis .com
e-mail: info@glamis.com

DIRECTORS A.Dan Rovig, Chairman C. Kevin McArthur James R. Billingsley Ian S. Davidson Jean Depatie Leonard Harris Kenneth F. Williamson	OFFICERS
C. Kevin McArthur, President & CEO
Charles A. Jeannes, Sr. VP Administration & Secretary
James S. Voorhees, COO
David L. Hyatt, VP Investor Relations
Steven Baumann, VP Latin America
Cheryl S. Maher, Treasurer & CFO

STOCK EXCHANGE LISTINGS New York Stock Exchange — GLG Toronto Stock Exchange — GLG	REGISTRAR & TRANSFER AGENT Computershare Trust Company of Canada 510 Burrard Street Vancouver, B.C. Canada V6C 3B9 Tel: (604) 661-0217 Fax: (604) 683-3694

Forward-Looking Statements

     Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, the Company’s hedging practices, permitting time lines, and the timing and possible outcome of pending litigation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled “Other Considerations” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.